Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 28, 2006

Relating to Preliminary Prospectus dated September 14, 2006

Registration No. 333-134448

5,000,000 Shares

Sanders Morris Harris Group Inc.

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer	Sanders Morris Harris Group Inc.

Ticker/Exchange	SMHG/Nasdaq Global Market

Offering size	5,000,000 shares by the Issuer

Over-allotment option	750,000 shares to be sold by the selling shareholders

Public offering price	$12.50 per share

Price to Issuer	$11.75 per share

Net proceeds to Issuer	We will receive net proceeds of approximately $58,250,000 from this offering, after deducting the underwriting discount and estimated offering expenses payable by us.

Trade date	September 29, 2006

Settlement date:	October 4, 2006

Sole book-running manager	Jefferies & Company, Inc.

Co-manager	Sandler O’Neill & Partners, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies & Company, Inc. at 1-212-284-2342 (collect).

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